Catalyst Pharmaceuticals, Inc.

355 Alhambra Circle

Suite 1250

Coral Gables, Florida 33134

January 6, 2017

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Catalyst Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed on December 23, 2016

Registration No. 333-215315

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Catalyst Pharmaceuticals, Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 10:00 a.m., Washington, D.C. time, on Monday, January 9, 2017, or as soon thereafter as is practicable.

Please call Philip Schwartz (at 954-468-2455) at Akerman LLP as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Very Truly Yours,

/s/ Patrick J. McEnany
Patrick J. McEnany
Chairman, President and CEO

Cc:	Mary Beth Breslin (SEC)

Dorrie Yale (SEC)